Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment to Agreement and Plan of Merger (this “Amendment”) is made as of May 28, 2020 by and among WillScot Corporation, a Delaware corporation (“Parent”), Picasso Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Parent (“Merger Sub”), and Mobile Mini, Inc., a Delaware corporation (the “Company”). For purposes of this Amendment, each of Parent, Merger Sub and the Company shall be referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of March 1, 2020; and

WHEREAS, in accordance with Section 11.3 of the Merger Agreement, the Parties desire to amend the Merger Agreement to correct certain inaccuracies contained therein and memorialize certain other agreed upon arrangements between the Parties.

NOW, THEREFORE, in consideration of the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the receipt and adequacy of which are hereby acknowledged, the Parties hereto desire to amend the Merger Agreement to make certain amendments thereto as provided below:

1.	Defined Terms. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings specified in the Merger Agreement.

2.	Amendments to Merger Agreement.

a.	The first “WHEREAS” clause in the Recitals to the Merger Agreement is hereby amended to delete the word “unanimously”.

b.	The first sentence of Section 4.2(b) of the Merger Agreement is hereby amended to delete the word “unanimously”.

c.	Section 5.17(e) is hereby amended to insert the following sentence at the end of the clause:

“Notwithstanding the foregoing, issued and unvested equity awards held by Parent Service Providers under the Parent Stock Plans shall be treated in accordance with Section 13 of the Parent Stock Plans upon any Qualifying Termination (as defined in the Parent Stock Plans) in connection with the Merger, subject to and in accordance with the terms of the Parent Stock Plans and any applicable award agreement thereunder.”.

3.	Change in Control under the Parent Stock Plans. The Parties acknowledge and agree that, pursuant to its authority under Sections 4 and 12 of the Parent Stock Plans, the Compensation Committee of the Board of Directors of Parent, for purposes related primarily to employee retention and contingent upon the Closing, has determined that the Merger will be deemed be a “Change in Control” (as such term is defined in the Parent Stock Plans, with respect to any Awards (as such term is defined in the Parent Stock Plans) outstanding under the Parent Stock Plans as of immediately prior to the Effective Time for purposes of any Qualifying Termination (as such term is defined in the Parent Stock Plans) in connection with the Merger, subject to and in accordance with the terms of the Parent Stock Plans and any applicable award agreement thereunder. Any such awards that are exercised, or settled, as applicable, in respect of any Qualifying Termination in connection with the Merger, shall be exercised, or settled, as applicable, only in Common Shares (as such term is defined in the Parent Stock Plans), and, for the avoidance of doubt, not in cash.

4.	Name of Combined Company. In accordance with Section 3.3 of the Merger Agreement, the Parties hereby agree that the name of Parent as of the Effective Time shall be “WillScot Mobile Mini Holdings Corp.”.

5.	Ticker Symbol. In accordance with Section 3.3 of the Merger Agreement, the Parties hereby agree that the ticker symbol of Parent as of the Effective Time shall be “WSC”.

6.	Dissolution of Dormant Subsidiaries of the Company. The Parties hereby agree that the Company and its authorized officers shall be permitted to take such actions as are reasonably necessary to dissolve each of the following wholly owned Subsidiaries of the Company prior to the Effective Time: (i) JKW Holdings, LLC, a limited liability company organized under the laws of the State of Oklahoma; (ii) Mr. Box, LLC, a limited liability company organized under the laws of the State of Delaware; (iii) Sbox Storage, LLC, a limited liability company organized under the laws of the State of Delaware; (iv) Mr. Box LTD, a limited company registered with the Companies House of the United Kingdom; and (v) Containers 2000 LTD, a limited company registered with the Companies House of the United Kingdom. Parent and Merger Sub hereby waive any allegation of breach by the Company of the operating covenants contained in Section 6.1 of the Merger Agreement in connection with such dissolution.

7.	Company Notes. The Parties hereby agree that, notwithstanding Section 8.5 of the Merger Agreement, the Company shall be permitted to deliver Redemption Notices to the trustee under the Company Notes Indenture and the holders of the Company Notes, in each case, prior to the Closing. For the avoidance of doubt, the Parties hereby agree that (i) the Discharge of the Company Notes and the Company Notes Indenture shall occur concurrently with, and contingent upon, the Closing, (ii) the redemption of the Company Notes shall occur following the Closing and (iii) neither the Company nor any of its Subsidiaries shall be required to pay or deposit any amounts required to redeem the Company Notes or Discharge the Company Notes and the Company Notes Indenture except to the extent such amounts have been previously provided by Parent to the Company or its Subsidiaries, as applicable, in accordance with the Merger Agreement (which amounts, for the avoidance of doubt, shall take into account the redemption prices set forth in the Company Notes Indenture and shall include interest accrued through the date of the redemption).

8.	Parent Notes. In the event Parent and the Company mutually agree in writing to effect an offering of debt securities as contemplated by Section 8.4(d) of the Merger Agreement, the Parties hereby agree that, notwithstanding anything contained in the Merger Agreement to the contrary, Parent shall be permitted to take such actions as necessary to effect the redemption of the 7.875% senior notes due 2022 of its indirect, majority-owned subsidiary, Williams Scotsman International, Inc., on or within 30 days following the Closing Date.

9.	Effects of Amendment. All the amendments to the Merger Agreement set forth in this Amendment shall be deemed to be incorporated in, and made a part of, the Merger Agreement. Effective upon execution of this Amendment by each of the Parties, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “herein,” “hereby,” or words of like import referring to the Merger Agreement, and each reference to the Merger Agreement in the exhibits and schedules thereto (including without limitation the Disclosure Schedules), shall mean and be a reference to the Merger Agreement as amended by this Amendment. Except as specifically amended by this Amendment, each term, provision and condition of the Merger Agreement survives, remains unchanged and shall continue in full force and effect. Except as expressly provided in this Amendment, all references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and words of similar import shall in all instances continue to refer to March 1, 2020.

10.	General Provisions. Article 11 of the Merger Agreement shall apply to this Amendment mutatis mutandis and to the Merger Agreement as amended by this Amendment, taken together as a single agreement, reflecting the terms as amended hereby.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

WILLSCOT CORPORATION

By:	/s/ Hezron T. Lopez

Name:	Hezron T. Lopez
Title:	Vice President, General Counsel & Corporate Secretary

PICASSO MERGER SUB, INC.

By:	/s/ Hezron T. Lopez

Name:	Hezron T. Lopez
Title:	Vice President, General Counsel & Corporate Secretary

MOBILE MINI, INC.

By:	/s/ Kelly Williams

Name:	Kelly Williams
Title:	President and Chief Executive Officer